From: CarlDuncan [mailto:cduncan.counselor@verizon.net]
Sent: Thursday, August 11, 2005 1:47 PM
To: 'LosertJ@sec.gov'; 'JonesDo@sec.gov'
Cc: 'Michael Brent'; 'Ted Lindauer'; 'Richard Costa'; 'betty krystyniak'
Subject: FW: SEC Filings and continuous delays

Ms. Losert, in response to your call and comments, I advised Mr. Brent of the exchange we had. I have a pretty put-out client who actually failed to mention that this process to get the SB-2 reviewed and the associated shares registered that Laurus is ready to invoke, after two months of acquiescence, the penalty interest associated (nearly $67,000 a month!).

Fortunately the discussion this morning gave Messrs. Brent, our accountant Rich Costa and myself considerable encourage that we might be getting pretty close to the end of this effort. Very specifically, we note that the Section 2(1) query was more likely than nopt based on an incorrect understanding of the substantive facts--and very specifically that you asked for (and we provided) info about the Reps websites but did not understand that there are websites for the underlying travel agency business!

Nonetheless, we submit that we have passed the point of responsible review. Please note, this being only a schematic of what might be said:
1. 1. Your franchise inquiry relates to a matter that is immaterial in character and amount (2% or less of 2005 total revenues, about $30,000 average per month and continuing to decline). We have made all disclosures we deem material, an assessment we are better placed to make than the staff. We filed the franchise agreements in response to the staff comments, not because we thought they were material per se, but rather to better assure this incredibly arduous process was brought to an earlier, mutually agreeable conclusion and we would allude to the degree we thought appropriate. We would urge the staff not to bootstrap our cooperation into something that is improperly used against us.
2. 2. We have probably been too cooperative--.e.g., providing info about some 12,000 Rep websites, associated mlm docs ad nauseum that have taken up huge KB, then providing clean and marked versions of the filings at great effort and expense since the staff does not like to use its own EDGAR system!
3. 3. The fundamental fact is that we are dealing with a merger transaction that dates back to a December 8 merger, December 31 year-end data and a January 5 reincorporation. While we fully recognize the merits of the accounting critique and process, we are in the meantime unable to provide the disclosures '34 Act
              Section 14 is intended to encourage, that info now being at least 6 to as many as 8 months out of date!
4. 4. Efforts to expedite by seeking a pre-review of two accounting comments as discussed with Mr. Jones were repudiated, it would appear overruled, and concurrent Section 2(1) (because of its significance) pre-review was summarily refused. While the latter is understandable (since not previously addressed with the staff specifically, albeit I had indicated we would propose to get staff pre-clearance of Comments we felt problematic), the former is not. This resulted in a huge change in priorities to provide the filings and requiring YTBL to prepare its quarterlies as of June 30 without benefit of input that would have been beneficial to finalization of the associated new Form 10-QSB for the period ended June 30, 2005.
5. 5. Meanwhile, we were advised orally and, upon request for clarification, advised again that the staff was taking a "no filings clear `til all clear" position, (i) the effects on the shareholders and to YTBL apparently being viewed as irrelevant and
              (ii) the authority for which is not apparent. (You will note we have consistently said we need to get the SB-2 reviewed so as to avoid the penalty described above in the second paragraph of this email.)
6. 6. This process needs to come to an end.I would request the staff to look for reasons to clear these docs, even if one by one, rather than finding reason to delay and/or attenuate this effort. At least two persuasive reasons come to mind: a new 10-QSB is due on or before August 15, 2005 and we will be filing shortly a 14-F Change of Control Info Statement, the latter needed 10 days in advance of when three independent directors go on the Board, the addition of which would constitute an Audit Committee that would satisfy Sarbanes-Oxley requirements for same. .

In that context, I hereby request expedited review of the several filings currently before the staff and, failing that, request a meeting with Assistant Director Webb as soon as possible. We certainly want something more supportive than Ms. Losert's justification for no pre-review that "...Mr. Webb did not disagree" when she indicated in a staff meeting that she (and presumably speaking as well for Mr. Jones) would not be extending a pre-review, a matter already discussed with Mr. Jones but never conveyed to Mr. Webb.

I am prepared to meet ASAP, including early tomorrow. Please advise what is feasible for the staff. Thank you.

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From: Michael Brent [mailto:mbrent@rezconnect.com]
Sent: Wednesday, August 10, 2005 11:13 AM
To: 'CarlDuncan'
Subject: SEC Filings and continuous delays

Dear Carl

As you know we are very upset with this whole process including the amount of time, effort and cost that we have been subject to on continuous delays of getting the approvals for our various filings with the SEC...It seems to me that collectively between your office and the SEC that we can bring this home and let us run our business. For example, today you called to let me know that the SEC is discussing the Franchise Agreements of REZconnect...which we supplied the entire documents to the SEC...Furthermore, the revenues earned on the franchise agreements for 2004 year-end was under $100,000 front end sales and $300,000 service fees as compared to total revenues of 3.8 million ( 10% of the revenues...) this is not a major part of the business anymore and in 2005 the % will be less than 2% ...We need to move this 5 month ordeal and have the SEC finish with us and move on to others. We have given them everything and more to satisfy their request but it looks to me that they are spending their value time
....wasting it on us when they should be looking at companies that are not lively by the standards that we have operated from the days we went public to current.

When you informed me that the call you received today was regarding item 7...we have addressed this in our documents and financials and based on the value of the business sector we have given the public information on the products...Lets get this done and if you have to we need to move our discussion to a higher level. NOW

Michael Y. Brent
Chief Executive Officer
REZconnect Technologies, Inc
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
Phone: 201-567-8500 Ext. 22
Fax: 201-567-3265
E-Mail: mbrent@rezconnect.com
http://finance.yahoo.com/q?d=t&s=YTBL.OB